Exhibit 21.1

Name of Entity	Place of Filing

Zhongchai Holding (Hong Kong) Limited	Hong Kong
(“Zhongchai Holding”)

Zhejiang Zhongchai Machinery Co., Ltd.	PRC
(“Zhongchai China”, 100% subsidiary of Zhongchai Holding)

Zhejiang Shengte Transmission Co., Ltd.	PRC
(100% subsidiary of Zhongchai China)
Xinchang Lisheng Machinery Co., Ltd. (60% subsidiary of Zhongchai China)	PRC